# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Titan Environmental Solutions Inc., CIK 0001514056
CUSIP: 89416R101
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 8701 GRINNELL STREET, DETROIT, Michigan (MI), 48213
Date of event which requires filing of this statement: 07/17/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001988357

## Reporting persons
- Eleven 11 Management LLC: type of reporting person: other (OO); citizenship or place of organization: Nevada (NV); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Titan Environmental Solutions Inc.
Address of issuer's principal executive offices: 8701 GRINNELL STREET, DETROIT, MICHIGAN, 48213

## Item 2. Person Filing
Name of person filing: Jeffrey Pazdro
Address of principal business office or, if none, residence: The business address of the Reporting Persons is 156 W Saddle River Road, Saddle River, New Jersey 07458.
Citizenship: Eleven is organized under the laws of Nevada as a limited liability company. Mr. Pazdro is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Amount beneficially owned by Eleven: 0 shares of common stock.

Amount beneficially owned by Jeffrey Pazdro: 0 shares of common stock.
Percent of class:
Percent of class owned by Eleven: 0%

Percent of class owned by Jeffrey Pazdro: 0%
Sole power to vote or to direct the vote: Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: Sole power to dispose or to direct the disposition of: 0
Shared power to dispose or to direct the disposition: Shared power to dispose or to direct the disposition of: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Item 2.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Eleven 11 Management LLC: /s/ Jeffrey Pazdro, Manager (08/11/2025)